Exhibit 3.2

CERTIFICATE OF FORMATION

OF

REXNORD LLC

1. The name of the limited liability company is Rexnord LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801. The name of the registered agent at such address is The Corporation Trust Company.

3. The effective time and date of this Certificate of Formation shall be as of 11:59 p.m. on December 31, 2006.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 18th day of December, 2006.

RBS GLOBAL, INC.

/s/ George C. Moore
Name:	George C. Moore
Title:	Executive Vice President, CFO & Secretary